

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2011

Via E-mail
Gary A. Schwartz, Esq.
Senior Vice President and General Counsel
Transatlantic Holdings, Inc.
80 Pine Street
New York, NY 10005

> **Re: Transatlantic Holdings, Inc.**
> **Amendment No. 4 to Schedule 14D-9**
> **Filed on September 2, 2011**
> **File No. 005-41434**

Dear Mr. Schwartz:

We have reviewed your filing and have the following comments.

Exhibit (a)(24) – Investor Presentation dated September 2, 2011

1.   Please refile this exhibit so that the footnotes are legible.

2.   Please advise us as to the meaning of the question mark appearing with respect to Validus in the chart on page 5. We understand that Validus' specialty short-tail insurance group contributed to 41% of Validus' net premiums written for fiscal 2010.

3.   We note your claim on page 24 that potential synergies with Allied World would be equal to or greater than those with Validus. Please provide support for this assertion, especially given your noted lack of diligence with respect to Validus.

4.   On page 30, you assign a 0.70x price/book value multiple to Validus. Please tell us how you determined that this multiple is appropriately set. In your response, please refer to the actual trading multiples for Validus for the periods presented.

5.   On page 38, you state that the Delaware court has confirmed the validity of the approach taken by the Transatlantic board of directors. Please revise to clarify that the Delaware court has addressed only the issue of whether the Transatlantic board of directors has breached its fiduciary duty by requiring Validus to enter into a standstill agreement, or advise.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
        Eduardo Gallardo, Esq.
        Gibson, Dunn & Crutcher LLP